SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

December 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	Chase Bank USA, National Association

Amendment No. 1 to Registration Statement on Form S-3

Filed December 17, 2010

File No. 333-170794

Dear Mr. Webb:

On behalf of Chase Bank USA, National Association (the “Depositor”), enclosed please find a copy of the Depositor’s Amendment No. 2 to the Registration Statement on Form S-3 (the “Registration Statement”) relating to the proposed offering by the Chase Issuance Trust of Asset Backed Notes, which has been marked to show all changes from the December 17, 2010 submission.

This letter also responds to the comments on the Registration Statement contained in the Staff’s letter dated December 20, 2010. For your convenience, the comment in the Staff’s letter is provided below prior to the response. The page numbers reflected in the answer below correspond to the marked copy of the Registration Statement.

Base Prospectus

Origination, page 34

We note your response to prior comment 9 and your statement that “each such acquired account will also be subject to terms and conditions that are consistent with those applicable to an account originated by the Depositor and will continue to operate under those terms and conditions for as long as it is being held by the Depositor.” However, disclosure on page 35 states that “[t]here can be no assurance that revolving credit card accounts so acquired were originated in a manner consistent with Chase USA’s underwriting policies or that the underwriting and qualification of those credit card accounts conformed to any given standards.” Please revise to remove the inconsistencies. Additionally, tell us the approximate

Max A. Webb

Securities and Exchange Commission

December 22, 2010

percentage of the asset pool that will comprise of credit card accounts acquired from other financial institutions.

Response

In the case of credit card accounts held by the Depositor that were originated by other financial institutions, it is important to note that there is a distinction between underwriting standards that are used at the time of origination of a credit card account and standards under which such account is maintained as a part of an asset pool. Our previous disclosure on page 35, including the clause “or that the underwriting and qualification of those credit card accounts conformed to any given standards” referred exclusively to underwriting standards at the time of origination of an acquired account, whereas our response to prior comment 9 referred to the ongoing terms and conditions for acquired accounts.

We have revised the disclosure to clarify that once acquired, each account will be subject to the terms and conditions that are consistent with those applicable to an account originated by the Depositor and will continue to operate under those terms and conditions for so long as it is being held by the Depositor.

As of September 30, 2010, approximately 4.8% of the asset pool was comprised of credit card accounts acquired in purchases of credit card portfolios from other financial institutions. These acquired accounts represented 6.2% of the asset pool as measured by receivables balances. In this context, accounts acquired from other financial institutions refers to portfolios of credit card accounts purchased by the Depositor (or its predecessor banks). Credit card accounts originated by predecessor banks of the Depositor are not included in this calculation. Please note that the information provided above has been prepared in response to the Commission’s comment and has not been independently verified by a certified public accounting firm and will not be included in the prospectus disclosure.

We look forward to receiving any additional comments and questions you may have on our Registration Statement and related submissions.

In the event that the Staff has any questions or comments with respect to the second amended version of the Depositor’s Registration Statement or the response to the comment letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853 with any other questions.

Max A. Webb

Securities and Exchange Commission

December 22, 2010

Very truly yours,

/s/ Andrew M. Faulkner

Andrew M. Faulkner

cc:	Lauren Nguyen, Securities and Exchange Commission

Andrew T. Semmelman, Chase Bank USA, National Association

Angela Liuzzi, JPMorgan Chase & Co.

Edward M. De Sear, Allen & Overy LLP